SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 150-721, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Q2 ’14 Earnings Results

I. Performance in Q2 2014 – IFRS Consolidated Financial Data

(Unit: KRW B)

Item	Q2 14	Q1 14	Q2 13	QoQ	YoY
Quarterly Results
Revenues	5,979	5,588	6,572	7.0%	-9.0%
Operating Income	163	94	366	73.0%	-55.4%
Income before Tax	293	29	162	924.2%	80.4%
Net Income	256	-82	105	n/a	143.3%

II. IR Event of Q2 2014 Earnings Results

1.	Provider of Information:	IR Team

2.	Participants:	Investors, Securities analysts, etc.

3.	Purpose:	To present Q2 14 Earnings Results of LG Display

4.	Date & Time:	16:00 (KST) on July 23, 2014 in Korean
10:00 (KST) on July 24, 2014 in English

5.	Venue & Method: 1)	Earnings release conference in Korean:

- Auditorium, B1 floor, LG Twin Towers (East Tower)
128, Youngdungpo-gu, Seoul

	2)	Conference call in English:

- Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com

6.	Contact Information

	1)	Head of IR:

Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

	2)	Main Contact for Disclosure-related Matters:

Jeehae Choi, Senior Manager, IR Team (82-2-3777-0787)

David J Kim, Manager, IR Team (82-2-3777-2387)

	3)	Relevant Team: IR Team (82-2-3777-1010)

III. Remarks

i.	Please note that the presentation material for Q2 14 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q2 14 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached:    Press Release

FOR IMMEDIATE RELEASE

LG DISPLAY REPORTS SECOND QUARTER 2014 RESULTS

SEOUL, Korea (July 23, 2014) – LG Display, the world’s leading innovator of display technologies, reported today unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending June 30, 2014.

•	Revenues in the second quarter of 2014 increased by 7% to KRW 5,979 billion from KRW 5,588 billion in the first quarter of 2014 and decreased by 9% from KRW 6,572 billion in the second quarter of 2013.

•	Operating profit in the second quarter of 2014 was KRW 163 billion, a quarter-on-quarter increase of 73% from an operating profit of KRW 94 billion and a year-on-year decrease of 55% from the operating profit of KRW 366 billion.

•	EBITDA in the second quarter of 2014 was KRW 1,008 billion, a quarter-on-quarter decrease of 1% from KRW 1,015 billion and a year-on-year decrease of 24% from KRW 1,324 billion.

•	Net income in the second quarter of 2014 was KRW 256 billion compared with net loss of KRW 82 billion in the first quarter of 2014 and net income of KRW 105 billion in the second quarter of 2013.

LG Display recorded an increase both in revenues and in operating profit in the second quarter of 2014 despite the recent sharp appreciation of the Korean currency. The company also posted its ninth straight quarterly operating profit at KRW 163 billion, a quarter-on-quarter increase of 73%, driven by seasonal demand growth, increased shipment for large-size panels such as for Ultra HD TVs, and price increases for some products.

LG Display shipped a total of 9.36 million square meters of net display area in the second quarter of 2014, an increase of 12% quarter-on-quarter. TFT-LCD panels for TVs, monitors, mobile applications, notebook PCs, and tablets accounted for 42%, 21%, 16%, 12%, and 9% respectively on a revenue basis in the second quarter of 2014.

With 96% in liability to equity ratio, 106% in current ratio, and 21% in net debt to equity ratio as of June 30, 2014, the financial structure of the company remains stable.

Outlook

The following forecast is based on information as of July 23, 2014. The Company does not expect to update its estimates until the next quarter’s earnings announcement. However, the Company reserves the right to update its full business outlook, or any portion thereof, at any time and for any reason.

“LG Display has structurally managed foreign currency risk from a long term perspective. Rapid changes in the exchange rate in the second quarter of 2014 impacted negatively on the operating profit, however, net income improved due to valuation gains from foreign currency dominated debt,” said Don Kim, CFO of LG Display. “With increases in panel prices expected to continue in the third quarter along with seasonal demand growth and the trend toward larger size panels for TVs, we anticipate both revenues and profits to improve in the third quarter, especially driven by an increase in the average selling price per area resulting from increased shipments of small- and mid-size panels that have a higher panel price per area.”

LG Display will continue to make efforts to generate mid- and long-term profits by building on its OLED TV leadership, maintaining its competitive advantage in the LCD business with its IPS and copper line technology, and further developing differentiated small and mid-size products including plastic OLEDs, while preparing for future growth by expanding new businesses including the automotive sector.

Note: Estimates contained in this statement are based in accordance with the amendment to K-IFRS 1001. Operating profit is defined as earnings after the cost of sales and operating costs are deducted from total revenue.

Earnings Conference and Conference Call

LG Display will hold a Korean language earnings conference on July 23, 2014 at 4 p.m. Korea Standard Time at the Auditorium (B1), Twin Towers, East Tower, Yeouido, Seoul, Korea. An English language conference call will follow on July 24, 2014 at 10:00 a.m. Korea Standard Time, on July 23, 9:00 p.m. EDT and on July 24, 2:00 a.m. GMT. The call-in number is +82 (0)31-810-3061 both for callers in Korea and callers outside of Korea. The confirmation number is 9999#. Corresponding slides will be available at the Investor Relations section of the LG Display web site: www.lgdisplay.com.

Investors can listen to the conference call via the Internet at www.lgdisplay.com. To listen to the live call, please go to the Investor Relations section of the web site at least 15 minutes prior to the call to register and install any necessary audio software.

For those who are unable to participate in the call, a replay will be available for 30 days after the call. The call-in number is +82 (0)31-931-3100 both for callers in Korea and callers outside of Korea. The confirmation number for the replay is 109531#. Please receive your personal pin code prior to the conference call at http://pin.teletogether.com/eng; please key in 9999 on the main page to receive a personal pin code.

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies including thin-film transistor liquid crystal display (TFT-LCD) panels, OLEDs, and flexible displays. The company manufactures and provides TFT-LCD panels in a broad range of sizes and specifications for use in TVs, monitors, notebook PCs, and various other applications including mobile devices and tablets. LG Display currently operates 13 fabrication facilities in Korea and 7 back-end assembly facilities in Korea, China, Poland, and Mexico. The company has a total of 53,000 employees operating worldwide. Please visit www.lgdisplay.com or www.lgdnewsroom.com for more information.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Hee Yeon Kim, Head of Investor Relations
Tel: +822-3777-1010
Email: ir@lgdisplay.com

Media Contacts:

Bang-Soo Lee, Head of Public Relations	Jean Lee, Manager, Corporate PR
LG Display	LG Display
Tel: +822-3777-1020	Tel: +822-3777-1689
Email: bsleeb@lgdisplay.com	Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: July 23, 2014	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Vice President / IR Division